As filed with the Securities and Exchange Commission on April 6, 2026

Securities Act File No. 333-286863

Investment Company Act File No. 811-23739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 3 (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 (X)

AMENDMENT NO. 10 (X)

Check appropriate box or boxes

PGIM Private Real Estate Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

655 Broad Street

Newark, New Jersey 07102-4410

(Address of Principal Executive Offices)

(Registrant’s Telephone Number, Including Area Code): (973) 802-5032

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street, Newark, New Jersey 07102

(Name and Address of Agent for Service)

With Copies to:
Benjamin C. Wells, Esq.	Jacqueline Edwards, Esq.	Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
425 Lexington Avenue	425 Lexington Avenue	900 G Street, N.W.
New York, New York 10017	New York, New York 10017	Washington, D.C. 20001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

__Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

X Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

__ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

__ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

__ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

__ when declared effective pursuant to Section 8(c) of the Securities Act.

__ immediately upon filing pursuant to paragraph (b) of Rule 486.

X on April 30, 2026 pursuant to paragraph (b) of Rule 486.

__ 60 days after filing pursuant to paragraph (a) of Rule 486.

__ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

X this post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

__ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

__ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

__ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

X Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

__ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

X Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

__ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

__ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

__ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

__ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

__ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

Pursuant to Rule 486(b)(1)(iii) of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement for PGIM Private Real Estate Fund, Inc. (the “Registrant”) is being filed for the purpose of delaying, until April 30, 2026, the effectiveness of Post-Effective Amendment No. 2 for the Registrant, which was filed pursuant to Rule 486(a) on February 6, 2026. Post-Effective Amendment No. 2 was scheduled to become effective on April 7, 2026.

Accordingly, the contents of Post-Effective Amendment No. 2 consisting of Part A, Part B, and Part C, are hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 6th of April, 2026.

PGIM PRIVATE REAL ESTATE FUND, INC.

By: /s/ Stuart S. Parker*

Name: Stuart S. Parker

Title: President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Morris L. McNair, III*	Director	April 6, 2026
Morris L. McNair, III
By: /s/ Mary Lee Schneider*	Director	April 6, 2026
Mary Lee Schneider
By: /s/ Thomas M. Turpin*	Director and Chairperson	April 6, 2026
Thomas M. Turpin
By: /s/ Scott Benjamin*	Director and Vice President	April 6, 2026
Scott Benjamin
By: /s/ Stuart S. Parker*	President and Principal Executive Officer	April 6, 2026
Stuart S. Parker
By: /s/ Christian J. Kelly*	Chief Financial Officer (Principal Financial Officer)	April 6, 2026
Christian J. Kelly
By: /s/ Russ Shupak*	Treasurer and Principal Accounting Officer	April 6, 2026
Russ Shupak
*By: /s/ George Hoyt	Agent or Attorney-in-Fact	April 6, 2026

George Hoyt

The original powers of attorney authorizing Andrew French, Claudia DiGiacomo, Melissa Gonzalez, Patrick McGuinness, Debra Rubano, George Hoyt and Devan Goolsby to execute the Registration Statement, and any amendments thereto, for the directors and officers of the Registrant on whose behalf this Registration Statement is filed, have been executed and are incorporated by reference herein as Item 25, Exhibit (t).

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